
07008147


SEC MAIL
RECEIVED
AUG 2 2 2007
WASH, D.C.

SECURIT[illegible]SSION

ANNU[illegible]RT

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 51550

AD 9/5

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue
(No. and Street)

Nashville (City) TN (State) 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KRAFTCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY
9/5

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel D. Oertling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of August 16, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

VP of Finance

Title


ANGELA C. BATES
STATE
OF
TENNESSEE
NOTARY
PUBLIC
DAVIDSON COUNTY, TENN.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BD 46838

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

JUNE 30, 2007

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

JUNE 30, 2007

CONTENTS


KraftCPAs
PLLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2007, and the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows for year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avondale Partners, LLC as of June 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
August 16, 2007

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash	$ 5,939,653
Deposits with clearing broker	767,699
Receivable from clearing broker	566,926
Receivables from clients	67,857
Receivables from related parties - Note 5	640,141
Marketable securities	952,430
Prepaid expenses and other assets - Note 3	248,524
Furniture, equipment and improvements - at cost, less accumulated depreciation - Note 4	408,565
TOTAL ASSETS	$ 9,591,795

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses - Notes 5 and 9	$ 3,817,674
Marketable securities sold, not yet purchased	130,642
TOTAL LIABILITIES	3,948,316
COMMITMENTS AND CONTINGENCIES - Notes 6 and 11	
MEMBER'S EQUITY	5,643,479
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 9,591,795

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2007

REVENUES	
Commission income	$ 7,540,083
Principal transactions	5,169,292
Investment banking income	6,703,537
Interest and dividend income	238,189
Other - Note 6	267,289
TOTAL REVENUES	19,918,390
EXPENSES	
Floor brokerage and clearance fees	1,079,719
Compensation and benefits - Note 5	13,811,936
Communication and technology	1,282,408
Advertising and market development	1,191,896
Occupancy	1,088,277
Interest	45,598
Other	784,563
TOTAL EXPENSES	19,284,397
NET INCOME	$ 633,993

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2007

BALANCE - JULY 1, 2006	$ 4,911,019
Capital contributions by member - Note 5	354,626
Cash distributions to member - Note 5	(256,159)
Net income for the year	633,993
BALANCE - JUNE 30, 2007	$ 5,643,479

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED JUNE 30, 2007

BALANCE - JULY 1, 2006	$ -
Increase in subordinated borrowings	-
Decrease in subordinated borrowings	-
BALANCE - JUNE 30, 2007	$ -

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2007

OPERATING ACTIVITIES	
Net income	$ 633,993
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	197,459
(Increase) decrease in operating assets:	
Deposits with clearing broker	213,819
Receivable from clearing broker	135,616
Receivables from investment banking clients	2,026,901
Receivable from related parties	(258,825)
Marketable securities	(345,227)
Prepaid expenses and other assets	12,293
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	106,078
Marketable securities sold, not yet purchased	130,642
Total Adjustments	2,218,756
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,852,749
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(74,842)
NET CASH USED IN INVESTING ACTIVITIES	(74,842)

(continued on next page)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED JUNE 30, 2007

FINANCING ACTIVITIES	
Capital contributions by member	354,626
Cash distributions to member	(256,159)
NET CASH PROVIDED BY FINANCING ACTIVITIES	98,467
NET INCREASE IN CASH	2,876,374
CASH - beginning of year	3,063,279
CASH - end of year	$ 5,939,653

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash payments for:	
Interest expense (margin interest)	$ 45,598

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2007

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly-owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking, and equity capital markets, primarily for institutional investors. The Company is headquartered in Nashville, Tennessee, with offices in Philadelphia, Minneapolis, Baltimore, Atlanta, Boston, San Diego, Scottsdale, and Mid Valley, California.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At June 30, 2007, the Company had no cash equivalents.

Deposits with clearing broker

In connection with its proprietary account with National Financial Services, LLC, the Company is required to maintain a deposit account equal to or greater than the margin requirements on securities, with a minimum balance of $100,000.

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company's trading activities are cleared through National Financial Services, LLC.

Marketable securities are valued at market value, and securities not readily marketable (if any) are valued at estimated fair value as determined by management. Marketable securities sold, not yet purchased (if any) are reported at the current market value at which the related securities could be purchased on the measurement date.

Furniture, equipment and improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years.

Prepaid expenses and other assets

Prepaid expenses and other assets are reported at net amortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Advertising and market development costs

Advertising and market development costs are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Revenue recognition

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Interest income is accrued and recognized in the period earned. Dividends are recognized on the ex-dividend date.

Principal transaction revenues are recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and are comprised of realized and unrealized gains (losses).

Investment banking income includes gains, losses, and fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. The Company recognizes investment banking income on the offering date, sales commissions on the trade date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable. Retainers are recognized in the period received or receivable.

Other income results primarily from the sublease of a portion of the Company's Nashville office space.

Payments to members of related parties

Payments to members of related party limited liability companies are intended as compensation for services rendered and are accounted for as compensation and benefits expense rather than allocations of net income or loss.

Interest expense

The Company may from time to time finance its securities positions through a margin account with its clearing broker. The margin account bears interest at a market rate that fluctuates daily.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risk

The Company generally maintains cash and cash equivalents on deposit at banks and brokers in excess of federally insured amounts. Statement of Financial Accounting Standards No. 105 identifies this condition as a concentration of credit risk requiring disclosure. The Company has not experienced any losses in such accounts. In management's opinion, the risk is mitigated by the use of high quality financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

NOTE 3 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at June 30, 2007:

Prepaid insurance and medical benefits	$ 50,713
Miscellaneous other prepaid expenses	46,397
Prepaid quote and data subscriptions	66,756
Prepaid rent	53,162
Deposits	31,496
Total	$ 248,524

NOTE 4 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2007:

Furniture and fixtures	$ 166,672
Technology equipment	610,395
Office equipment	112,050
Leasehold improvements	318,141
	1,207,258
Accumulated depreciation	(798,693)
Furniture, equipment and improvements, net	$ 408,565

Depreciation expense for the year ended June 30, 2007, totaled $197,459.

NOTE 5 - TRANSACTIONS WITH AFFILIATES

Receivables from related parties

During 2007, the Company paid various expenses on behalf of related parties. As of June 30, 2007, receivables from related parties totaled $640,141, of which approximately $480,000 is due from the owner of the Company.

Payables to employees

As of June 30, 2007, the Company had payables of $46,288 to various employees for expense reimbursements reported in accounts payable and accrued expenses.

Payments to members of related parties

During the year ended June 30, 2007, the Company paid compensation and guaranteed payments totaling approximately $9,995,000 to employees who are also members of related party limited liability companies.

NOTE 6 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, San Diego, California, and Philadelphia, Pennsylvania, under non-cancelable operating leases that expire February 2011, March 2011, May 2012, and February 2009, respectively. Certain other space is leased in Boston, Massachusetts under a verbal arrangement. Office space at all other locations is leased on a month-to-month basis. The Company subleases a portion of its Nashville office space to an outside party under a non-cancelable sublease agreement, which expires in February 2011.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next three fiscal years.

As of June 30, 2007, aggregate future lease commitments and sublease rental income total the following:

	Lease Commitments	Sublease Rental Income	Net Commitment
Fiscal year 2008	$ 947,320	$ (221,972)	$ 725,348
Fiscal year 2009	919,539	(229,948)	689,591
Fiscal year 2010	890,560	(237,920)	652,640
Fiscal year 2011	621,257	(162,160)	459,097
Fiscal year 2012	95,131	-	95,131
Thereafter	-	-	-
Total	$ 3,473,807	$ (852,000)	$ 2,621,807

Total expense incurred under all such agreements for the year ended June 30, 2007, amounted to $974,593. Total sublease income for the year ended June 30, 2007, amounted to $211,985, which is included in other income.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2007, the Company had regulatory net capital of $4,124,590, which was $3,870,080 in excess of its required net capital of $254,510. The Company's percentage of aggregate indebtedness to net capital ratio was 93%.

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2007:

Accounts payable - trade	$ 42,873
Accounts payable - clearing brokers	57,119
Accrued bonuses and payroll	2,980,584
Other accrued expenses	737,098
Total	$ 3,817,674

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees. There were no employer matching or other funds deposited into the plan during the year.

NOTE 11 - CONTINGENCIES

During 2007, the Company was sued by a former employee for alleged wrongful termination. The Company has filed an answer to the suit and will contest the claim vigorously. In management's opinion, the suit will not materialize.

SUPPLEMENTAL SCHEDULES

AVONDALE PARTNERS, LLC

COMPUTATION OF NET CAPITAL

AS OF JUNE 30, 2007

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 5,643,479
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition	(1,365,103)
Unsecured Debits	16
Total deductions and/or charges	(1,365,087)
Net capital before haircuts on securities positions	4,278,392
Haircuts on securities	153,802
Net Capital	$ 4,124,590
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 3,817,674
Total aggregate indebtedness	$ 3,817,674
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 254,510
Excess net capital	$ 3,870,080
Excess net capital at 1000%	$ 3,742,823
Percentage of aggregate indebtedness to net capital	93 %

AVONDALE PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2007

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2007

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF JUNE 30, 2007

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2007)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 4,124,590
Net audit adjustments	-
Net capital per audit	$ 4,124,590

AVONDALE PARTNERS, LLC

RECONCILATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

JUNE 30, 2007

Not applicable.

AVONDALE PARTNERS, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

JUNE 30, 2007

None.


KraftCPAs
PLLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Avondale Partners, LLC (the "Company") as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
August 16, 2007

END